UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
           Amendment No. 2 Under the Securities Exchange Act of 1934
                              The Chile Fund, Inc.
                                (Name of Issuer)
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                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)
                                   168834109
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                                 (CUSIP Number)
Jorge Villagran (on behalf of)
A.F.P. Habitat  S.A. (on behalf of Pension Funds)
Avenida Providencia 1909 Piso 9 - Providencia
Santiago, Chile
011-562-378-2205
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                  August 29, 2003
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             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS' 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [ ]

CUSIP No. 168834109
                                       13D
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1.   Names of Reporting Persons.
     A.F.P. Habitat S.A.               (foreign tax ID : 98-000-100-8)
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                                                          [ ]
     (b)                                                          [ ]
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3.   SEC Use only
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4.   Source of funds      Chilean pension funds
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5.   Check if disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                           [ ]
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6.   Citizenship or Place of Organization      Santiago, Chile
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Number of Shares     7.   Sole Voting          2,419,760 shares of common stock,
Beneficially Owned        Power                par value $0.01 per share
by Each Reporting    -----------------------------------------------------------
Person With          8.   Shared Voting
                          Power                0
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                     9.   Sole Dispositive     2,419,760 shares of common stock,
                          Power                par value $0.01 per share
                     -----------------------------------------------------------
                     10.  Shared Dispositive
                          Power                0
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11   Aggregate Amount Beneficially    2,419,760 shares of common stock, par
     Owned by Each Reporting Person   value $0.01 per share
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
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13.  Percent of Class Represented by Amount in Row (11)   23.86%
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14.  Type of Reporting Person                  CO
     Chilean Pension Fund
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ITEM 1.  SECURITY AND ISSUER:

         This statement relates to the common stock of The Chile Fund, Inc., a Maryland corporation. The address of the principal executive offices of the Company is 466 Lexington Avenue, New York,
	 New York 10017
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ITEM 2.  (A) NAME OF PERSON(S) FILING:
         Jorge Villagran on behalf of A.F.P. Habitat  S.A.
	 (on behalf of Pension Funds)
         (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
         c/o Credit Suisse Asset Mgmt, LLC
	 466 Lexington Avenue
	 New York, NY 10017
         (C) PRESENT PRINCIPAL OCCUPATION:
         Management of Chilean Pension Funds
         (D) CONVICTION OF CRIMINAL PROCEEDING:
         None
         (E) INJUNCTION AGAINST VIOLATION OF STATE OR FEDERAL SECURITIES LAWS:
         None
         (F) CITIZENSHIP:
         Santiago, Chile
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ITEM 3.  SOURCE OF FUNDS
         Chilean pension funds
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ITEM 4.  PURPOSE OF TRANSACTION

         A.F.P. Habitat S.A. on behalf of the Pension Funds under Management certifies that, to the best of its knowledge and belief, thesecurities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	A.F.P. Habitat may be deemed the beneficial owner for purposes of this statement of the securities described in Item 1 by virtue of this holding of such securities for the benefit of its pension fund clients by their separate accounts. These shares are acquired in the ordinary course of A.F.P. Habitats pension fund management business, and not with the purpose or effect of changing or influencing control of the issuer. The filing of this statement should not be construed as an admission that A.F.P. Habitat is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of these shares.
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ITEM 5.  OWNERSHIP
         As of August 29, 2003, A.F.P. Habitat S.A. (on behalf of Pension
	 Funds) may be deemed to beneficially own 2,419,760 shares,
	 or 23.86% of the Issuer's common stock.
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF ISSUER.
	 None
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ITEM 7.  MATERIALS FILED AS EXHIBITS
         None
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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2003                         /s/ Jorge Villagran
                                             --------------------------------
                                             Jorge Villagran